AEM SPA

06019015

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/335/2006/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

November 24, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2006
WASH. D.C.
213

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
DEC 12 2006
THOMSON
FINANCIAL

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

AEM SPA

PRESS RELEASE

FINALISATION OF THE CONTRACT BETWEEN AEM AND THE TERNA GROUP'S R.T.L. FOR THE SALE OF AEM TRASMISSIONE SHAREHOLDING

Milan, 24 November 2006 – As of today AEM S.p.A. and R.T.L. S.p.A., a Terna group company, gave the go-ahead for implementing the agreement signed on 16 October last which provides for the sale of a holding representing 99.99% of the share capital of AEM Trasmissione S.p.A. to R.T.L. S.p.A, after authorisation by the Antitrust Authority.

AEM S.p.A. received a sum of about 123 million euros, based on the price adjustment mechanism envisaged in the agreement, for a shareholding whose *enterprise value* is some 118 million euros.

AEM Trasmissione S.p.A. is an asset company that owns approximately 1,100 Km of high voltage transport lines that are part of the National Transmission Grid.

For further information:
AEM S.p.A. Press Office
tel. (39) 027720.3879
ufficiostampa@aem.it
www.aem.it

Investor Relations
tel. (39) 027720.3879
ir@aem.it